United States securities and exchange commission logo





                             January 11, 2024

       Liu Xiaohua
       Chief Executive Officer
       Star Fashion Culture Holdings Limited
       12F, No. 611, Sishui Road
       Huli District, Xiamen
       People   s Republic of China

                                                        Re: Star Fashion
Culture Holdings Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
15, 2023
                                                            CIK No. 0002003061

       Dear Liu Xiaohua:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted December 15, 2023

       Cover Page

   1. We note your disclosure of your dual-class stock structure with disparate voting rights and concentration of
ownership of the Class B Ordinary Shares, resulting in controlled company status. Please
revise the cover page to disclose the nature of the disparate voting rights, quantify the
voting power that the Class B Ordinary Shares will retain after the offering, identify your
controlling shareholder[s], and discuss their ability to control matters requiring
shareholder approval, including the election of directors, amendment of organizational
documents, and approval of major corporate transactions. Please also revise to discuss the
exemptions from corporate governance listing standards afforded by controlled company
status. Provide comparable disclosure in the prospectus summary and risk factors sections.
 Liu Xiaohua
FirstName  LastNameLiu  Xiaohua
Star Fashion Culture Holdings Limited
Comapany
January 11,NameStar
            2024     Fashion Culture Holdings Limited
January
Page  2 11, 2024 Page 2
FirstName LastName
2. You state that your daily business operations or ability to accept foreign investments and
         list on a U.S. exchange    may be influenced    by modifications to
recent PRC regulatory
         actions regarding use of a VIE structure, cybersecurity reviews, and anti-monopoly enforcement. Please expand your disclosure to explain how you could be influenced by these regulations, providing specific examples as appropriate. Additionally, please revise the tenth paragraph on the cover page to make clear early in the paragraph that this offering and listing is subject to approval by the China Securities Regulatory Commission
         (CSRC) pursuant to the Trial Measures.
3. We note your statement that none of your subsidiaries have ever issued dividends or distributions to the holding company or their overseas shareholders. Please expand this disclosure so that it speaks to any transfers, dividends, or distributions made to date between the holding company, its subsidiaries, and investors, including transfers from the holding company to subsidiaries, and quantify amounts where applicable. Additionally, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or Hong Kong or in a
         PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide a cross-reference to this risk factor discussion.
4. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, and investors, summarize the policies on the cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
Prospectus Summary, page 1

5. Please provide a clear description of how cash is transferred through your organization.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, and further describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Liu Xiaohua
FirstName  LastNameLiu  Xiaohua
Star Fashion Culture Holdings Limited
Comapany
January 11,NameStar
            2024     Fashion Culture Holdings Limited
January
Page  3 11, 2024 Page 3
FirstName LastName
Summary Risk Factors
Risks Related to Doing Business in China, page 3

6. Please expand your summary of risk factors to disclose each of the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. In this regard, we note your cross-references to "Risk
Factors     Risks
         Related to Doing Business in China." Please revise to cross-reference relevant individual risk factors. Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Permission Required from PRC Authorities, page 7

7. You state on page 5 that "[y]our PRC subsidiaries have received all necessary permissions required to obtain from PRC authorities to operate current businesses in China, including
         Business License." Please revise to name each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business.
         Additionally, you indicate that you have been "advised" by your PRC counsel regarding the conclusion that you are not subject to cybersecurity review with the Cyberspace
         Administration of China (CAC) to conduct business operations in China. Please clarify whether you have relied upon an opinion of counsel with respect to this conclusion, as well as your conclusion that you have received all necessary permissions from PRC authorities to operate your business. If you have not relied upon an opinion of counsel, state as much and explain why such an opinion was not obtained. If you have relied upon an opinion of counsel, please name counsel and file their consent as an exhibit to the registration statement.
8. We note your disclosure that this offering will be subject to approval pursuant to the Trial
         Measures promulgated by the CSRC. Please confirm whether this is the only permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to offer the securities being registered to foreign investors. Additionally, please expand your disclosure regarding the Trial Measures and CSRC approval to discuss in further detail the filing deadline and your other responsibilities under the Trial Measures, the current status of your compliance with this process, risks to investors if there is a chance that the
 Liu Xiaohua
FirstName  LastNameLiu  Xiaohua
Star Fashion Culture Holdings Limited
Comapany
January 11,NameStar
            2024     Fashion Culture Holdings Limited
January
Page  4 11, 2024 Page 4
FirstName LastName
         company lists on a foreign exchange before receiving CSRC approval, and whether the offering is contingent upon receipt of approval from the CSRC. Make conforming revisions in your risk factor disclosure. Lastly, we note that you have relied upon an opinion of PRC counsel with respect to your conclusion that this offering requires CSRC approval. Please file a consent of counsel as an exhibit to the registration statement.
Our Corporate Structure and History, page 8

9. We note your corporate structure chart on page 8. Please revise this diagram so that it clearly identifies the entity in which investors are purchasing their interest and the entity
         or entities in which the company   s operations are conducted.
Relocate this section so that
         the diagram and accompanying discussion are provided towards the beginning of the prospectus summary.
Risk Factors, page 15

10. Please include a risk factor regarding the financial position of the company that acknowledges your working capital deficit, as well as the substantial doubt regarding your ability to continue as a going concern discussed at page F-7.
11. Please add a new risk factor disclosing, if true, your dependence on key suppliers and the associated risks. In this regard, we note your disclosure on page 47 that your top five suppliers accounted for approximately 79.9% and 74.6% of your cost of revenue during the fiscal years ended June 30, 2022 and 2023, respectively. "We are dependent upon key executives and highly qualified managers...", page 18

12. Please revise this risk factor to identify the key members of management upon which you depend and disclose that you intend to enter into employment agreements with executive officers.
Risks Related to Doing Business in China, page 24

13.      Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you
         that, pursuant to federal securities rules, the term    control
(including the terms
            controlling,       controlled by,    and    under common control
with   ) means    the possession,
 Liu Xiaohua
FirstName  LastNameLiu  Xiaohua
Star Fashion Culture Holdings Limited
Comapany
January 11,NameStar
            2024     Fashion Culture Holdings Limited
January
Page  5 11, 2024 Page 5
FirstName LastName
         direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Industry Overview, page 57

14. We note your statement that all information and data in this section is derived from an industry report commissioned by you and prepared by Frost & Sullivan. Please file as an exhibit to the registration statement the written consent of Frost & Sullivan required by
         Rule 436 under the Securities Act.
Our Corporate Structure and History, page 60

15. Please supplement this section with a more detailed discussion of the history of your operating subsidiary Star Fashion (Xiamen) and how it came to be indirectly majority owned by Star Fashion Culture Holdings Limited. In this regard, we note that five shareholders received an aggregate 0.01% direct interest in Star Fashion (Xiamen) in
         October 2023 as consideration for a "capital injection." Please describe the nature of this
         0.01% direct interest and its economic, voting, or other rights, and clarify the background of the relationship between these five shareholders and your operating subsidiary. Make conforming revisions in the prospectus summary and business sections as appropriate
         (e.g., to clarify when Star Fashion (Xiamen) began operations). Business, page 62

16. Where you discuss your "event planning and execution" business activities, including in this section and in the prospectus summary and MD&A, please clarify the specific role(s)
         that you serve with respect to these events. We note that the use of "planning" and
         "execution," as well as disclosure in certain areas of the prospectus, suggest that you actively partake in organizing and hosting in-person events and/or marketing for customers at such events. For example, you state on page 51 that you "successfully held two large marathons," and on page 64, you state that you have "extensive event planning capabilities." However, disclosure in other places, including the Kunming Marathon case study on page 65, suggests that your role is limited to licensing IP rights from event organizers, then sub-licensing such rights to your customers. Please further elaborate on your capacities within this category of business activities and indicate approximately how often your role has been limited to licensing and sub-licensing IP rights. Please also clarify the extent to which you rely on third-parties to provide your core services.
Regulations
Laws and regulations related to cyber security and data protection, page 74

17. We note your disclosure on page 7 that you and your PRC subsidiaries "do not operate any online platforms, nor do [you] collect personal information through any online platforms in [y]our business operations." However, this section of "laws, regulations, and
 Liu Xiaohua
FirstName  LastNameLiu  Xiaohua
Star Fashion Culture Holdings Limited
Comapany
January 11,NameStar
            2024     Fashion Culture Holdings Limited
January
Page  6 11, 2024 Page 6
FirstName LastName
         rules relevant to [y]our business and operations in the PRC" describes laws related to data processing and collection and the protection of personal information. Please explain the material effects that these regulations have on your business. Management, page 79

18. Please revise the biographical information provided for Zhang Pingting to provide a clear understanding and timeline of her business experience and background. In this regard, we note that your disclosure suggests that she served in multiple chief financial officer positions concurrently between July 2015 and June 2023. If accurate, clearly indicate as much. Please also rationalize the statement, "From 2019 to 2022, she worked as an accountant at Jinjiang Guoyi Trading Co. from 2010 to 2015."
Related Party Transactions, page 87

19. Please revise to provide the information required by Item 7.B of Form 20-F regarding the
         "capital injection from Mr. Zhan Jie and Mrs. Zhang Pingting" referenced in this section.
         In this regard, we note your disclosure on page F-24 that you "received the registered capital of Star Fashion (Xiamen) before the Reorganization in the amount of
         RMB30,000,000 from Mr. Zhan Jie and Mrs. Zhang Pingting" in July 2023. Please clarify whether these are describing the same transaction and provide consistent disclosure regarding the nature of the transaction throughout. Additionally, confirm whether any of the reorganization transactions described on page F-7 should be disclosed in this section.
Consolidated Financial Statements
3. Summary of significant accounting policies
(s) Recent accounting pronouncements, page F-15

20. You state that an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. On page 10, you state that you have irrevocably elected not to avail yourselves of the extended transition period. Please revise your disclosure herein, or explain the inconsistency.
General

21. We note your disclosure on page 27 that "[y]our current officers reside within China and are PRC nationals." Please revise to identify these individuals and indicate whether any of your prospective directors named on page 79 are located in China or Hong Kong. If so, identify such individuals as well. Please also expand your risk factor disclosure to address the challenges of enforcing judgments or liabilities against these individuals. Lastly, we note that you appear to have relied upon opinions of Cayman and PRC counsel with respect to the conclusions discussed in the Enforcement of Civil Liabilities section beginning on page 112. Please file the consents of such counsel as exhibits to the registration statement.
 Liu Xiaohua
Star Fashion Culture Holdings Limited
January 11, 2024
Page 7
22. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
      Securities Act.
       Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameLiu Xiaohua
                                                            Division of
Corporation Finance
Comapany NameStar Fashion Culture Holdings Limited
                                                            Office of Trade &
Services
January 11, 2024 Page 7
cc:       Jeffrey Yeung
FirstName LastName